UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549
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   SEC FILE NUMBER
      000-30724
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    CUSIP NUMBER
     61411N 104
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                                  FORM 12b-25

                           NOTIFICATION OF LATE FILING

(Check One):

[ ]Form 10-K [ ]Form 20-F [ ]Form 11-K [X]Form 10-Q [ ]Form N-SAR [ ]Form N-CSR

                  For Period Ended:  September 30, 2004
                  [ ] Transition Report on Form 10-K
                  [ ] Transition Report on Form 20-F
                  [ ] Transition Report on Form 11-K
                  [ ] Transition Report on Form 10-Q
                  [ ] Transition Report on Form N-SAR
                  For the Transition Period Ended:

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  Read Instruction (on back page) Before Preparing Form. Please Print or Type.
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         Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

         If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

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PART I -- REGISTRANT INFORMATION

Montgomery Realty Group, Inc.
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Full Name of Registrant

n/a
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Former Name if Applicable

400 Oyster Point Blvd., Suite 415
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Address of Principal Executive Office (Street and Number)

South San Francisco, California  94080
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City, State and Zip Code

PART II -- RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

         (a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

[X]      (b)      The subject annual report, semi-annual report, transition
                  report on Form 10-K, Form 20-F, 11-K, Form N-SAR or Form
                  N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form
                  10-Q, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

         (c) The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.


PART III -- NARRATIVE

State below in reasonable detail the reasons why Forms 10-K, 20-F, 11-K, 10-Q, N-SAR, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.

Due to the recent complex real property transactions and the timing of the line of credit agreement with Dynamic Sciences International, Inc., additional time was required to prepare and review the financial statements and to prepare the disclosure within the text of the Form 10-QSB.

PART IV -- OTHER INFORMATION

(1) Name and telephone number of person to contact in regard to this notification

             James T. Graeb                    650               266-8080
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                 (Name)                     (Area Code)     (Telephone Number)

(2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s).

               [X] Yes                                        [ ] No

(3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

               [X] Yes                                        [ ] No

         If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

         Montgomery anticipates reporting a net loss of approximately $19,279 for the three months ended September 30, 2004, as compared to net income of approximately $517,916 for the same period ended September 30, 2003. This significant change is primarily the result of the approximate gain of $537,593 reported in the three-month period ended September 30, 2003, when Montgomery sold the San Ramon Retail Center, which was a one-time event. Montgomery's loss for the three-month period ended September 30, 2003, from continuing operations was approximately $22,455, compared to an anticipated loss from continuing operations of approximately $29,714 for the three-month period ended September 30, 2004.

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                          Montgomery Realty Group, Inc.
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                  (Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.



Date: November 16, 2004                                  By  /s/ James T. Graeb
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                                                             James T. Graeb
                                                             General Counsel